SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A
NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY
ACT OF 1940
The underwriting investment company
hereby notifies the Securities and
Exchange Commission that it is amending
its registration, filed on August 17,
2018 (File No. 811-23372), under and
pursuant to the provisions of
Section 8(a) of the Investment Company
Act of 1940, and in connection with such notification of amendment to its registration submits the following information:


Name: YOLANDA LEWIS (also known as
YOLANDA LEWIS INNOVATIVE RESOURCES)
Address of Principal Business Office:
2572 21st Street Sacramento
California 95818
Telephone Number: 888-900-5507
Name and Address of Agent for Service of
Process:
    CT Corporation
Suite 930
Los Angeles, California 90017

Check Appropriate Box:
Registrant is filing a Registration
Statement pursuant to Section 8(b) of
the Investment Company Act of 1940
concurrently with the filing of Form
N-8A/A:
Yes  x    No

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INTERNATIONAL TAX-EXEMPT
ORGANIZATION IMMUNITIES
EXEMPTION CERTIFICATION for
EMPLOYEES SECURITIES COMPANY
TERRELL MOUTON-GREER; NATURAL PERSON REGISTRAR 4300-14680378;
FOREIGN MINISTERS Terrell
Mouton-Greer, and Mouton-Greer,
Terrell to CIK 0001750462 YOLANDA LEWIS, International
Organization accepted by the Secretary of State, United States of America by notification certificate #16012578-4 issued
January 6, 2019
PURSUANT TO GENEVA CONVENTION
Knowledge & Notice of certain privileges, exemptions, and immunities for the named international organizations and of the named officers, employees, family members and servants pursuant to International
Organizations Immunities Act of 1945
evidenced by this entry to the commercial registry to benefit every named international organization herein; every representative to such organization, and of the families, suites, personal staff accompanying any named officer, (herein
?agents?) is now deposited to effectuate entitlement to the benefits and exemptions under the International Organizations
Immunities Act, Pub.L. 79?291, 59 Stat. 669,
H.R.4489, enacted December 29, 1945;
by the 79th Congress of the United States.
CERTIFICATE NO. 16012578-4 executed January
6, 2016 by Secretary of State for the United
States of America pursuant to International
Organizations Immunities Act 1945, Effective date of benefits under immunities is retroactive to December 29, 1945, and became effective upon receipt certificate number
16012578-4.
Receipt of certificate number 16012578-4 from the Secretary of State for United
States of America executed January 6, 2016 certified the following:
Ever right, title and interest annexed to the international organization, not limited to the guarantee that every incorporeal and corporeal property of the International
Organization be retroactively exempt from levy, and every named agent entitled to immunities for persons and property due honest services as entitlement holders with diplomatic status benefits specifically stated herein.
Every asset incorporeal and corporeal is exempt from levy, jurisdiction, control, and possession of the interstate United States and Exclusive Economic Zone.
The named International Organizations of the several States of the American Union, are public international organization pursuant to the Congressional International
Organizations Immunities Act.
Every named international organization
herein ought to enjoy the status,
immunities, exemptions, and privileges not limited to the extent consistent with the charters creating each possess the capacity to unlimited contract; acquire and dispose of real and personal property; to institute legal proceedings.
Property and their assets, wherever located, and by whomsoever held, shall enjoy the same immunity from suit and every form of judicial process as is enjoyed by foreign governments, except to the extent that such organizations may expressly waive their immunity for the purpose of any proceedings or by the terms of any contract.
Every international organizations named
herein, their property and their assets, wherever located, and by whomsoever held, shall enjoy the same immunity from suit and every form of judicial process as is enjoyed by foreign governments, except to the extent that such organizations may expressly waive their immunity for the purpose of any proceedings or by the terms of any contract.
Property and assets of named international organizations, herein, wherever located and by whomsoever held, shall be immune from search, unless such immunity be expressly waived, and from confiscation.
The archives records and papers which are preserved, as evidences of facts, of every named international organization shall and ought to be inviolable, not to be broken.
Insofar as concerns customs duties and
internal-revenue taxes imposed upon or by reason of importation, and the procedures in connection therewith; the registration of foreign agents by this confirmation of certification of status by the United States of America, Secretary of State; and the treatment of official communications, the privileges, exemptions, and immunities to which herein named international organizations shall be entitled shall be those accorded under similar circumstances to foreign governments.
Pursuant to regulations prescribed by the Commissioner of Customs with the approval of the Secretary of the Treasury, the baggage and effects of alien officers and employees of named international organizations herein, and aliens designated by each foreign government to serve as representatives in or to such organizations, or of the families, suites, personal staff accompanying any named officer, agent whose political status must be recognized as diplomat, or dignitary on official business, and servants of such officers, employees, or representatives shall be admitted (when imported in connection with the arrival of the owner) free of customs duties and free of internal-revenue taxes imposed upon or by reason of importation.
The source income of every international organization named is exempt and excluded from calculations of gross income of income of each international organization pursuant to the International Organizations
Immunities Act, not limited to income
received from investments in the United
States in stocks, bonds, or other domestic securities, owned by such foreign governments or by international organizations, or from interest on deposits in banks in the United States of moneys belonging to such foreign governments or international organizations, or from any other source within the United States.
Wages, fees, or salary of any employee of any named international organization received as compensation for official services to the international organization an civilians to the several States of the American Union; non-United States citizens, employees of the international organization, the services are of a character similar to those performed by employees of the Government of the United States in foreign countries an equivalent exemption to employees of the Government of the United
States performing similar services.
Every wage earned by every agent, officer, employee herein be designated service performed in the employ of the international organizations.
Tax Exemptions
Every international organization named
herein is exempt from all property taxes imposed by, or under the authority of, any Act of Congress.
No tax shall be collected under title VIII or IX of the Social Security Act or under the Federal Insurance Contributions Act or the Federal Unemployment Tax Act, and every international organization named herein shall and ought be exempt from every property tax imposed by, or under the authority of, any Act of Congress, and any such tax heretofore collected (including penalty and interest with respect thereto, if any) shall be refunded in accordance with the provisions of law applicable as a case of erroneous or illegal collection of the tax. No interest shall be due payable on the amount of any such refund.
Entry and Departure from United States
The named persons herein have been
designated by the international organization to serve as representatives, officers, and employees of the international organization, and members of the immediate families of such representatives, officers, and employees residing with them, non-nationals of the United States, shall, insofar as concerns laws regulating entry into and departure from the United States, alien registration and fingerprinting, and the registration of foreign agents, be entitled to the privileges, exemptions, and immunities as foreign government agents.
Every named representative, officer and
employee of the international organization shall be immune from suit and legal process relating to acts performed by them in their official capacity and falling within their functions as such representatives, officers, or employees except insofar as such immunity may be waived by the international organization concerned.
Every representative to the international organization entitled to enjoy privileges, exemptions, and immunities as an international organization under the
International Organizations Immunities Act, or an alien officer or employee of such an international organization, and the family, attendants, servants, and employees of such a representative, officer, or employee.
The admission to the United States of every named alien herein is excepted from the class of immigrants and declared to be a non-quota immigrant. Every alien non-quota immigrant to the United States is an official to the international organization, or as a member of the family of such official, or as a representative of a foreign government in or to an international organization or an officer or employee of an international organization, or as a member of the family of such representative, officer, or employee, shall be required to depart from the United States without the approval of the Secretary of State.
The privileges, exemptions, and immunities of the international organization and of their officers and employees, and members of their families, suites, and servants, provided for in this title, shall and ought to be granted.
Claim for credit or refund under the
internal revenue laws related to every
overpayment on accounts of every named
International Organization herein considered destroyed or seized, relating to war losses shall and ought to be paid immediately upon notice of status
I, Natural Person Terrell, International
Finance Minister, aver that I certify these truths and facts by my commercial full faith and credit as surety, under the laws of the several States of the American Union, that the foregoing is true and correct.
Executed on  25th day of July, 2019

Employees Securities Company Terrell Mouton-Greer CIK 0001750462

/s/ Terrell Mouton-Greer, Finance Minister
International Organization
# 16012578-4

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